15045554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2015
Wasnington DC
404

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-68661 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOWNE PARK CAPITAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 DEWEY AVENUE
(No. and Street)

ALBERTSON, (City) NY (State) 11507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ONESTI 718-463-5078
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

tj 2/25/15

2/25/15

**OATH OR AFFIRMATION**

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

CHRISTINE TORREGROSSA
Notary Public - State of New York
NO. 01TO6271237
Qualified in Nassau County
My Commission Expires 10/29/16

# BOWNE PARK CAPITAL, INC.

## FINANCIAL REPORT

## DECEMBER 31, 2014

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2014

## CONTENTS


| | Page |
|---|---|
| Facing page to Form X-17A-5 | 2A |
| Affirmation of principal officer | 2B |
| Report of Independent Registered Public Accounting Firm | 3 |
| Financial statements: | |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Stockholders' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to financial statements | 8-10 |
| Supplemental schedules | |
| Schedule 1. - Computation of Net Capital Under S.E.C. Rule 15c3-1 | 12 |
| Schedule 2. - Reconciliation of the Computation of Net Capital, Per Uniform Net Capital Rule 15c3-1. | 13 |
| Report of Independent Registered Public Accounting Firm | 14 |
| Exemption Report | 15 |

Wolinetz, Lafazan & Company, P.C.
*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have audited the accompanying financial statements of Bowne Park Capital, Inc. (a New York corporation) ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bowne Park Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2014 and Reconciliation of the Computation of Net Capital as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolinetz Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 21, 2015

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 72,611 |
| Other assets | | 2,939 |
| Property and equipment, net | | - |
| Total Assets | | $ 75,550 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | | $ 5,300 |
| Total Liabilities | | 5,300 |
| Commitments and Contingencies | | |
| Stockholders' Equity: | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares | $ 30,000 | |
| Additional paid-in capital | 10,287 | |
| Retained earnings | 29,963 | |
| Total Stockholders' Equity | | 70,250 |
| Total Liabilities and Stockholders' Equity | | $ 75,550 |

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| **REVENUES:** | | |
| Interest | | $ 10 |
| Total Revenues | | 10 |
| **EXPENSES:** | | |
| Regulatory fees and expenses | $ 1,346 | |
| Other expenses | 15,302 | |
| Total Expenses | | 16,648 |
| **NET LOSS** | | $ (16,638) |

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances - January 1, 2014 | $ 30,000 | $ 10,287 | $ 46,601 | $ 86,888 |
| Net loss | - | - | (16,638) | (16,638) |
| Balances - December 31, 2014 | $ 30,000 | $ 10,287 | $ 29,963 | $ 70,250 |

The accompanying notes are an integral part of the financial statements.

# BOWNE PARK CAPITAL, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net Loss | $ (16,638) |
| Adjustments to reconcile net loss to net cash (used) in operating activities: | |
| Depreciation | 189 |
| Changes in Operating Assets and Liabilities: | |
| Decrease in other assets | 1,799 |
| Increase in accounts payable and accrued expenses | 5,000 |
| Net Cash (used) in Operating Activities | ( 9,650) |
| Cash Flows from Investing Activities: | - |
| Cash Flows from Financing Activities | - |
| (Decrease) in Cash and Cash Equivalents | ( 9,650) |
| Cash and Cash Equivalents - Beginning of Year | 82,261 |
| Cash and Cash Equivalents - End of Year | $ 72,611 |
| Supplemental Cash Flow Information: | |
| Cash paid for income taxes | $ - |
| Cash paid for interest | $ - |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") effective April, 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

### Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

### Revenue Recognition

The Company records fees as earned.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

### Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

## NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

### Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed though to its stockholder and taxed at the personal level. The Company was subject to New York City General Corporation tax.

### Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other that Level 1 that are observable, either directly or indirectly , such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or corroborated by observable market data or substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The Company's financial instruments include cash and cash equivalents and accrued liabilities. These items are determined to be a Level 1 fair value measurement.

The carrying amounts of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of these instruments.

## NOTE 3 - Property and Equipment

Property and equipment is summarized as follows:

| | |
|---|---|
| Office Equipment | $ 981 |
| Less: Accumulated Depreciation | 981 |
| | $ 0 |

Depreciation expense was $189 for the year ended December 31, 2014.

**NOTE 4 - Regulatory Requirements**

The Company's capital ratio was 7.87% versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $67,311 leaving an excess over requirements of $62,311.

**NOTE 5 - Subsequent Events**

The Company has evaluated and notes no events that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

# BOWNE PARK CAPITAL, INC.
## COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
## DECEMBER 31, 2014

| | | | |
|---|---|---|---|
| **CREDIT ITEMS:** | | | |
| Total Stockholders' Equity | | | $ 70,250 |
| **DEBIT ITEMS:** | | | |
| Other assets | | | 2,939 |
| Net Capital | | | 67,311 |
| Less: Minimum Net Capital Requirement | | | 5,000 |
| Remainder: Net capital in excess of all requirements | | | $ 62,311 |
| **Capital Ratio:** (Maximum allowance 1500%) | | | |
| Aggregate Indebtedness | $ 5,300 | | |
| Divided by: Net Capital | $ 67,311 | = | 7.87% |
| **Net Capital Requirement:** | | | |
| Greater of: | | | |
| Minimum net capital required (6.67% of $5,300) | | | $ 353 |
| Minimum dollar net capital requirement | | | $ 5,000 |

SCHEDULE 2.

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2014

| | |
|---|---|
| Net capital - per Company's unaudited X-17A-5 Part II A Filing | $ 67,311 |
| Net Capital - per report pursuant to Rule 17a-5(d) | $ 67,311 |

Wolinetz, Lafazan & Company, P.C.
*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bowne Park Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bowne Park Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1), (the "exemption provisions") and (2) Bowne Park Capital, Inc. stated that Bowne Park Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bowne Park Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowne Park Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolinetz Lafazan & Company PC

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 21, 2015

# Bowne Park Capital, Inc.

130 Dewey Avenue
Albertson, New York 11507


## EXEMPTION REPORT

Bowne Park Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Robert J. Onesti

Title: Chief Executive Officer

2/21, 2015